1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 28, 2012	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

This English version is translated from the Chinese version. In case of any discrepancy between the English translation and the original Chinese text, the Chinese text shall prevail.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Rules of Procedures for Shareholders’

General Meeting of Yanzhou Coal Mining

Company Limited

(Revision approved at the 2010 annual general meeting)

Chapter 1 General Provisions

Article 1 These rules (these “Rules”) are specifically formulated in accordance with laws and regulations, including the Company Law of the People’s Republic of China (the “Company Law”) and the Governance Rules On the Shareholder’ General Meetings of Listed Companies promulgated by the China Securities Regulatory Commission (“CSRC”), and the Articles of association of Yanzhou Coal Mining Company Limited (the “Company”) for the purpose of regulating the proceedings of shareholders’ general meetings, ensuring that shareholders’ general meetings are duly convened and conducted, and resolutions are legally passed, enhancing the efficiency of shareholders’ general meetings and protecting the legal rights and interests of shareholders.

Article 2 The Company shall convene the shareholders’ general meetings in strict compliance with the relevant requirements stipulated under laws, administrative regulations, these Rules and the Company’s Articles of Association to ensure that the shareholders can exercise their rights in accordance with laws.

The board of directors of the Company shall faithfully perform its obligations and shall organize the shareholders’ general meetings prudently and timely. The directors are obliged to diligently fulfill their obligation to ensure that the shareholders’ general meetings are convened and held in an orderly manner and the functions and powers of the meetings are exercised in accordance with laws.

Article 3 The shareholders’ general meeting shall exercise its functions and powers pursuant to the Company Law and the Company’s Articles of association.

Article 4 Shareholders’ general meetings shall be commonly convened in the place of business of the Company or any other place specified in the notice of the shareholders’ general meeting of the Company.

Chapter 2 Powers of Shareholders’ General Meetings

Article 5 Shareholders’ general meetings are the organ of authority of the Company and shall exercise the following functions and powers in accordance with the laws:

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors who are not the employee representatives and to decide on matters relating to the remuneration of directors;

(3)	to elect or replace those supervisors who are representatives of the shareholders and decide matters relating to the remuneration of supervisors;

(4)	to examine and approve the board of directors’ reports;

(5)	to examine and approve the supervisory committee’s reports;

(6)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	to examine and approve the Company’s profit distribution plans and loss recovery plans;

(8)	to decide on the increase or reduction of the Company’s registered capital;

(9)	to decide on matters such as merger, division, dissolution and liquidation of the Company;

(10)	to decide on the issue of debentures by the Company;

(11)	to decide on the appointment, dismissal and non-reappointment of the accountants of the Company;

(12)	to amend the Company’s Articles of Association;

(13)	to examine and approve the matters of guarantee as stipulated in Article 66 of the Company’s Articles of Association;

(14)	to consider the Company’s annual significant asset purchase or sale exceeding 30% of the audited total asset in the immediate preceding period;

(15)	to examine and approve any change in the use of funds raised;

(16)	to consider share option scheme;

(17)	to decide on other matters which, according to laws, administrative regulations, departmental rules or the Company’s Articles of Association, need to be resolved by the shareholders’ general meeting.

Article 6 An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-third of the voting rights represented by shareholders (including proxies) present at the meeting.

Article 7 The following matters shall be resolved by way of an ordinary resolution at the shareholders’ general meeting:

(1)	working reports of the board of directors and the supervisory committee;

(2)	operational policies and investment plan of the Company;

(3)	profits distribution plan and loss recovery plan proposed by the board of directors;

(4)	dismissal of members of the board of directors and the supervisory committee and their remuneration and method of payment;

(5)	annual budget report, final accounts, balance sheet, statement of income and other financial statements of the Company;

(6)	annual report of the Company;

(7)	other matters except those requiring special resolutions in accordance with laws, administrative regulations or the Company’s Articles of Association.

Article 8 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution, liquidation and change of form of the Company;

(4)	amendment of the Company’s Articles of Association;

(5)	the repurchase of the Company’s shares;

(6)	the Company’s annual significant asset purchase or sale or guarantee with an amount exceeding 30% of the audited total asset in the immediate preceding period;

(7)	share option scheme;

(8)	any other matters requiring special resolutions in accordance with laws, administrative regulations or the Company’s Articles of Association and those considered by shareholders in general meetings, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Article 9 The following matters shall be passed by resolutions at a general meeting and passed by votes representing more than one-half of voting rights held by the public shareholders before they could be implemented or submitted for application:

(1)	Issuance of new shares to the public (including overseas-listed foreign-invested share or warrants of other nature), issuance of convertible corporate bonds, and placement of shares to existing shareholders (except the controlling shareholders have promised to subscribe all placement in full by cash before the commencement of the meeting);

(2)	Significant assets restructuring of the Company, with not less than 20% net premium between the total purchase price of assets and the audited book value thereof;

(3)	Shareholders repay their debts to the Company by their holding shares;

(4)	Affiliated enterprises which have significant impact on the Company are listed overseas;

(5)	Relevant matters which have significant impact on the interests of public shareholders during the Company’s development.

Chapter 3 Proceedings at Shareholders’ General Meetings

Article 10 Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings.

Article 11 Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year.

Article 12 The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s articles of association or is less than eight (8);

(2)	where the unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital;

(3)	where shareholder(s) singly or jointly holding 10% or more of the Company’s issued voting shares (excluding proxy, hereinafter “the Requesting Shareholders”) request(s) in writing for convening an extraordinary general meeting (the amount of shareholdings of the Requesting Shareholders shall be calculated as at the date of the request(s)), and the board of directors agree to such request(s);

(4)	whenever the board of directors deems necessary or the supervisory committee proposes to convene;

(5)	other situations as stipulated in laws, administrative regulations, departmental rules or the Company’s Articles of association.

More than a half of the independent directors are entitled to propose to the board of directors to convene an extraordinary general meeting.

Article 13 If the Company fails to convene shareholders’ general meetings for any reason during the above-mentioned period, the Company shall report to the local security authority of the State Council where the Company locates, and the stock exchanges where its stocks are listed (hereinafter names as “the Stock Exchanges”), explaining the reasons and shall publish public announcements.

Article 14 Whenever any independent director requests the board of directors to convene an extraordinary general meeting, the board of directors shall, in accordance with laws, administrative regulations and the Company’s Articles of Association, reply in writing stating whether such request is consented to or not within ten (10) days after receipt of the request.

If the board of directors consents to the request, a notice of convening the shareholders’ general meeting shall be issued within five (5) days after the resolution has been made by the board of directors; if the board of directors refuses the request, the board of directors shall explain and publish public announcements.

Article 15 The supervisory committee may request the board of directors to convene an extraordinary general meeting in writing. The board of directors shall, in accordance with laws, administrative regulations and the Company’s Articles of Association, reply in writing stating whether such request is consented to or not within ten (10) days after receipt of the request.

If the board of directors consents to the request, a notice of convening the shareholders’ general meeting shall be issued within five (5) days after the resolution has been passed by the board of directors. In cases where the agenda proposed by the supervisory committee has been changed in such notice, consent from the supervisory committee shall be obtained.

If the board of directors refuses the request, or the board of directors has not replied in writing stating whether such request is consented to or not within ten (10) days after receipt of the request, the board of directors shall be deemed as unable to convene or not convening such shareholders’ general meeting. The supervisory committee can then convene and chair a general meeting by itself.

All necessary expenses incurred for such shareholders’ general meeting convened by the supervisory committee shall be borne by the Company.

Article 16 Shareholders shall request an extraordinary general meeting or a general meeting of a class of shareholders in pursuant to the following proceedings:

(1)	Shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

(2)	If the board of directors agrees to convene an extraordinary general meeting or a class meeting, it shall issue a notice of meeting within 5 days of its decision, and any changes to the proposal shall be made only with the consent of the proposing shareholders.

(3)	If the board of directors decides against convening the proposed extraordinary general meeting or class meeting, or if it fails to provide its written decision within 10 days of receipt of the proposal, shareholders individually or in aggregate holding 10% or more of the shares of the Company are entitled to propose to convene general meeting to the supervisory committee in writing.

(4)	If the supervisory committee agrees to convene the proposed extraordinary meeting or class meeting, it shall issue the notice of meeting within 5 days of receipt of the proposal, and any changes to the original proposal shall be made only with the consent of the shareholders.

(5)	If the supervisory committee fails to issue a notice of meeting within the prescribed period, the supervisory committee shall be deemed not to convene and chair the meeting. Shareholders individually or in aggregate holding 10% or more of the shares of the Company for 90 consecutive days may convene and chair the meeting on their own.

All reasonable expenses incurred for such meeting convened by the Supervisory Committee or shareholders as a result of the failure of the board of directors to convene a meeting as required by the above request(s) shall be borne by the Company.

Article 17 If the supervisory committee or the requesting shareholders decide to convene the extraordinary general meeting itself, they shall notify the board of directors in writing and report the same to the local security authority of the State Council where the Company locates, and the Stock Exchanges.

The supervisory committee and the requesting shareholders shall provide the relevant evidencing materials to the local security authority of the State Council where the Company locates, and the Stock Exchanges when issuing the notice convening the extraordinary general meeting and making announcement of resolutions resolved at the extraordinary shareholders’ general meeting.

Article 18 The board of directors and its secretary shall act co-operatively in relation to the extraordinary shareholders’ general meeting convened by the supervisory committee or the requesting shareholders. The board of directors shall provide the shareholder register on the closing date of registration, failing of which shall entitle the convener to apply for such shareholder register from the securities registrar and settlement institute by producing the relevant announcement convening the extraordinary general meeting. The convener shall not use such shareholder register so obtained for any purposes other than convening the extraordinary general meeting.

Chapter 4 Qualifications of Shareholders Attending

the Shareholders’ General Meeting

Article 19 Shareholders who are on the register of shareholders on the date of book closure as stated on the notice of the shareholders’ general meeting, and after they have registered as required, are entitled to attend the meeting and have the voting rights.

Article 20 Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more proxies (such person need not be a shareholder) to attend and vote at such meeting on his behalf.

Article 21 The board of directors, independent directors and any shareholder fulfilling certain criteria can collect voting rights at a general meeting from the Company’s shareholders.

Article 22 The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity, under seal and under the hand of its legal representative or its authorized attorney.

Such instrument signed by a person under a power of attorney or other authority on behalf of the appointer shall be notarized.

Article 23 A proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from the appointing shareholder:

(1)	the shareholders’ right to speak at the meeting;

(2)	the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

Article 24 A shareholder who attends the shareholders’ general meeting shall show his shareholding account voucher, identity card or other valid identification documents which can prove his identity; a proxy attending the shareholders’ general meeting shall also show the power of attorney provided by the shareholder and his own valid identification documents.

Article 25 The power of attorney provided by the shareholders shall contain the following items:

(1)	The name of the proxy;

(2)	whether the proxy is vested with the right to vote;

(3)	instruction on whether to vote for or against or to abstain from voting for every item listed on the agenda to be voted at the shareholders’ general meeting (excluding power of attorney provided by shareholders holding H shares);

(4)	The signing date and validity period of the power of attorney;

(5)	The signature (or seal) of the appointer. If the appointer is a corporation, the common seal shall be affixed.

Article 26 The power of attorney shall be placed at the residence of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting.

Article 27 The relevant instruments provided by the shareholders and the proxies attending the meeting shall be viewed as invalid for attending such meeting in any of the following circumstances:

(1)	The identity cards produced violate the Regulations of Resident Identical Cards and the Detailed Rules for Implementation in such a way that they are imitated, expired, altered or having the wrong digits of card number;

(2)	The identity card produced cannot be verified;

(3)	More than one proxy are appointed by the same shareholder and the signature on their powers of attorney are apparently inconsistent;

(4)	The signature on the power of attorney submitted by fax for registration is apparently inconsistent with that produced at the meeting;

(5)	The power of attorney is not signed nor sealed by the appointer;

(6)	The relevant documentary proof submitted is in apparent breach of the laws, regulations or the Company’s Article and Association.

Chapter 5 Proposals and Notice of the Shareholders’

General Meeting

Article 28 The board of directors, the supervisory committee and shareholders who hold more than 5% shares of the Company singly or jointly, are entitled to propose motions to the shareholders’ general meeting convened by the Company.

A shareholder singly or shareholders jointly holding more than 5% of the shares of the Company may propose new motions to the convener in writing 20 days before the shareholders’ general meeting. The convener shall issue supplementary notice of shareholders’ general meeting within two (2) days after receipt of the new motion and make announcement of the content of the new motion.

Except as mentioned above, the convener shall not amend any motion or newly added motion as specified in the notice of shareholders’ general meeting after making announcement of the shareholders’ general meeting.

Motion(s) not specified in the notice of shareholders’ general meeting or inconsistent with the requirements stipulated in Article 78 of the Company’s Articles of association shall not be voted or resolved at the shareholders’ general meeting.

Article 29 The motion(s) proposed shall be within the scope of the functions and powers of the shareholders’ general meeting, with clear topic and specific matters to be resolved, and in accordance with relevant regulations as stipulated in laws, administrative regulations and the Company’s Articles of association.

Article 30 If motions involving investment, disposal of assets, acquisition and merger require assets evaluation, auditing or assessment by independent financial consultants as stipulated by relevant regulations, the board of directors shall publish the result of assets evaluation and auditing, or reports from independent financial consultants at least five (5) working days before the shareholders’ general meeting.

Article 31 When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-

five (45) days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included).

Article 32 For foreign shareholders, notice of shareholders’ general meetings shall be served on them to their address as shown in the register of shareholders and public announcement shall be made in Hong Kong in Chinese and English. For holders of domestic shares, notice of the meetings shall be issued by way of public announcement on at least one newspaper designated by the security authority of the State Council for disclosure of information. After such public announcement is made, holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meetings.

Article 33 Any shareholder intending to attend the meeting shall deliver to the Company a written reply showing his intention to attend not less than twenty (20) days before the meeting.

The Company shall calculate the number of voting shares represented by the shareholders who have indicated their intention to attend the shareholders’ general meeting based on the written replies received not less than twenty (20) days before the meeting. Where the number of such voting shares reaches half of the Company’s total number of such shares, the Company may convene the shareholders’ general meeting. Otherwise, the Company shall, within five (5) days, inform the shareholders again of the matters to be considered, the date and the venue of the meeting by way of public announcement. After making the announcement, the shareholders’ general meeting may be convened.

Article 34 The notice of the shareholders’ general meeting shall meet the following requirements:

(1)	be made in writing;

(2)	specify the place, date and time for the meeting;

(3)	set out the matters to be considered at the meeting;

(4)	provide the shareholders with such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but not limited to) where the Company proposes to merger with the other, repurchase its shares, restructure its share capital or to undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained;

(5)	contain a disclosure of the nature and extent of the material interests of any director, supervisor and senior management in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class;

(6)	contain the full text of any special resolution to be proposed and approved at the meeting;

(7)	contain a conspicuous statement that a shareholder is entitled to attend and vote at the meeting and is entitled to appoint one (1) proxy in writing to attend such meeting and to vote on his behalf and that a proxy needs not be a shareholder of the Company;

(8)	state the date and place to serve a proxy form to appoint a proxy to vote at the meeting;

(9)	state the deadline for registration of shareholding for the purpose of qualifying to attend such meeting;

(10)	state the name and telephone number of the contact person for the meeting.

In the event the opinion of independent directors is required for the issues to be discussed, such opinion and the reasons for such opinion shall be disclosed in the notice or supplementary notice of the general meeting being issued.

Article 35 The notice convening shareholders’ general meeting and its supplementary notice shall fully and completely disclose the specific contents of all motions, and provide all data or explanation necessary for the shareholders to make reasonable judgment towards the matters to be discussed. If the motion is to alter the matters resolved at a previous shareholders’ general meeting, the motion shall be full and complete and not just listing out the alteration.

Article 36 As for election of directors and supervisors to be discussed at the shareholders’ general meeting, the notice of the shareholders’ general meeting shall fully disclose the detailed information of the candidates for directors and supervisors, and include the following minimum information:

(1)	Personal background, such as education, work experience, and part-time jobs;

(2)	If any, his/her associate relationship with the Company, the controlling shareholder of the Company or the actual controller of the Company;

(3)	Amount of shareholdings held in the Company;

(4)	(If any) his/her penalties received from security authority of the State Council and other relevant departments, and warnings from the Stock Exchanges.

Article 37 After the issuance of the notice convening the shareholders’ general meeting, the meeting cannot be postponed or cancelled without reasonable grounds and the motion(s) specified in the notice cannot be cancelled. In cases where the meeting has to be postponed or cancelled, the convener shall make announcement and explanation at least two (2) working days before the original convening date of the meeting.

Chapter 6 Convening of Shareholders’ General Meeting

Article 38 The Company shall adopt the principle of simplicity to convene shareholders’ general meetings and shall not pay additional economic benefits to the attending shareholders (or proxies).

Article 39 The board of directors and other conveners shall take all the necessary measures to ensure that the shareholders’ general meeting is held in an orderly manner. Apart from the shareholders (or proxies), directors, supervisors, management staff, attesting solicitors, Company’s accountants and the persons invited by the board of directors, the Company is entitled to refuse attendance of other people.

Any behaviour interfering with the shareholders’ general meeting, causing disturbance or prejudicing the legitimate rights and interest of the shareholders shall be prohibited by taking necessary measures and reporting to the relevant departments for further handling.

Article 40 A conference venue shall be set up for the shareholders’ general meeting and a live conference mode shall be adopted. The Company can use safe, economical and convenient information technology network or other means to facilitate participation by the shareholders in the meeting. The shareholders attending the meeting in such ways shall be deemed as being present at the meeting.

The shareholders can personally attend and vote at the shareholders’ general meeting, or authorise proxies to attend the meeting and vote within the scope of authority granted by the power of attorney.

Article 41 In cases where network or other means is to be adopted for the Company’s shareholders’ general meeting, the notice of shareholders’ general meeting shall state clearly the voting time and voting proceedings with such means.

The voting of a shareholders’ general meeting held through network or other means shall not commence before 3:00 pm on the day before the day on which the on-site shareholders’ general meeting is convened, nor after 9:30 am on the day on which the on-site shareholders’ general meeting is convened, and shall not end before 3:00 pm on the closing day of the on-site shareholders’ general meeting.

Article 42 The convener and the solicitors shall together verify the validity of the shareholders’ qualification in accordance with the shareholder register provided by the securities registrar and settlement institute, and register the names of the shareholders and their amount of voting shares held. And the meeting attendance registration shall end before the person presiding the meeting announcing the number of shareholders and proxies present and the total amount of voting shares held.

Article 43 When convening shareholders’ general meeting, all directors, supervisors and senior management should attend the meeting.

Article 44 In pursuant to the arrangement by the board of directors, the working body of the board of directors shall be responsible for organizing shareholders’ general meetings.

Article 45 When convening a shareholders’ general meeting, the Company shall appoint a lawyer to issue a legal opinion on the following matters and make announcements in relation thereto:

(1)	whether the procedures of convening and holding the shareholders’ general meetings comply with laws, administrative regulations, these Rules and the Company’s Article and Association;

(2)	whether the qualifications of the persons attending the general meeting and the convener are legally valid;

(3)	whether the procedures of resolution and the results of resolution are legally valid;

(4)	any other matters as required by the Company.

Article 46 The Chairman of the board of directors shall preside at the shareholders’ general meeting. If the Chairman is unable to preside at the meeting for any reason, the Chairman shall assign the vice-chairman of the board of directors to preside at the meeting. If the vice-chairman of the board of directors is unable to or does not perform his obligation, a director elected by more than half of the directors shall preside at the meeting. If no chairman of the meeting has been so designated, the shareholders present shall choose one (1) person to act as the chairman of the meeting. And if the shareholders fail to elect one person to preside at the meeting for any reason, then the shareholder (including proxies) holding the largest amount of voting share shall preside at the meeting.

The chairman of the supervisory committee shall act as the chairman of the shareholders’ general meeting convened by the supervisory committee itself. If the chairman of the supervisory committee is unable to or does not perform his obligation, then the vice-chairman shall preside at the meeting. If the vice-chairman is unable to or does not perform his obligation, then a supervisor elected by more than half of the supervisors shall preside at the meeting.

The convener shall nominate a representative to preside at the shareholders’ general meeting convened by the shareholders themselves.

At the shareholders’ general meeting, if the chairman of the meeting violates rules of procedures and impedes the meeting, upon approval passed by more than half of the shareholders with voting right present at the on-site general meeting, the general meeting can nominate one (1) person to preside at the meeting and such meeting shall continue.

Article 47 The shareholders (or proxies) shall sign in the attendance book.

Article 48 The board of directors and the supervisory committee shall present their working reports of the preceding year at the shareholders’ annual general meeting. The independent directors shall present an annual report of all independent directors at the shareholders’ annual general meeting of the Company and explain the performance of their obligations.

Article 49 Before the voting, the person presiding at the meeting shall announce the number of shareholders and proxies attending the on-site meeting and the total amount of voting shares, which shall be subject to the figures registered at the meeting.

Article 50 The shareholder who has any associate relationship with the matters to be resolved at the shareholders’ general meeting shall abstain from voting and his number of voting shares shall not be counted towards the total number of the voting shares present at the general meeting.

The shares held by the Company itself do not have voting right, and such shares shall not be counted towards the total amount of voting shares present at the shareholders’ general meeting.

Chapter 7 Examination of Motions

Article 51 Consideration of and voting on all the proposals set forth in the agenda of a shareholders’ general meeting shall be made at the meeting, and voting of such proposals shall neither be put on hold nor refused for any reasons.

Article 52 No amendment shall be made to the motion(s) when they are being examined and considered at the shareholders’ general meeting. Otherwise, any change to the motion shall be considered as a new motion and shall not be resolved at that current shareholders’ general meeting.

Article 53 One voting right can only be exercised by either on-site voting, network or other voting means. The first voting result shall prevail when there are repeated votings under the same voting right.

Article 54 The shareholders attending the shareholders’ general meeting shall vote “for”, “against” or “abstain” for every motion proposed for resolution.

Any vote which is incomplete, incorrectly completed, completed with illegible writing or not cast shall be deemed to be from a voter abstaining from voting. The voting result of such voting shares shall be counted as “abstaining”.

Article 55 If a shareholder intends to speak at the meeting, he shall register in advance in writing with the secretariat of the meeting. The chairman and the secretariat shall coordinate and arrange the time when the shareholders shall speak.

Article 56 The shareholders can inquire on the motions filed. Directors, supervisors and senior management shall make a reply or statement to the shareholders’ queries and suggestions.

Article 57 The chairman of the meeting, the directors, the supervisors and the senior management can refuse to respond to the inquiries of the shareholders in any one of the following circumstances, but shall give explanation to the shareholders of his refusal:

(1)	the matters inquired have no relation to the motions of the meeting;

(2)	the matters inquired are subject to investigation;

(3)	the matters inquired relates to the business secrets of the Company.

Article 58 The chairman of the meeting shall have the power to declare the adjournment of the meeting, base on the progress and arrangement of the meeting.

Chapter 8 Resolutions of Shareholders’ General Meetings

Article 59 Under normal circumstances, shareholders shall examine all motions before they are put to vote; or the shareholders may examine and take a vote upon every motion one by one.

Article 60 A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares he represents. Each share shall have one (1) vote.

Article 61 When the Company convenes a shareholders’ general meeting to examine any of the five matters mentioned in Article 9 in these Rules, apart from polls taken at the venue of the meeting, the Company shall provide an internet platform for shareholders to vote. Each share can only choose either to vote at the venue of the meeting or through the online voting system.

The online voting platform for holders of domestic shares shall be provided by the internet service providers designated by the security authority of the State Council and the Shanghai Stock Exchange. Holders of overseas-listed foreign-invested shares shall not be provided online voting platform.

Article 62 When connected transactions are put to vote at general meetings, shareholders who have any associate relationship shall not participate in the voting. The voting shares represented by them shall not be counted towards the total number of voting shares for that meeting.

Article 63 The accumulative voting method shall be used in both the election of directors (including independent directors but excluding directors as employees’ representatives) and the election of supervisors (not being employees’ representatives) at shareholders’ general meetings. Votes shall be taken for each candidate of directors and supervisors one by one.

For election of directors in shareholders’ general meetings, independent directors shall be elected separately from other directors.

Article 64 Except in accumulative voting, the shareholders’ general meetings shall vote on all motions proposed one by one, and examine and approve different motions related to the same matter in the time sequence as submitted. Unless the shareholders’ general meeting is adjourned or rendered unable to make resolution by force majeure or other exceptional reasons, the general meeting shall not leave the motion(s) proposed unconsidered or fail to vote on it.

Article 65 The number of votes cast by shareholders or proxies through the internet voting system, at the venue of the meeting and by other ways complying with regulations shall be counted towards the total numbers of votes of poll.

If motions are required to be passed by single resolution of public shareholders in accordance with relevant regulations, the number of votes cast by the public shareholders shall be summed up singly.

Article 66 Where any shareholder is required to abstain from voting on any particular resolution or restricted to vote only for or against any particular resolution under the Listing Rules of the Stock Exchange of Hong Kong, any vote cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted towards the total number of votes.

Article 67 When a poll is taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast all his votes for or against any resolution.

Article 68 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a casting vote.

Article 69 Before voting on the motions proposed, the shareholders’ general meeting shall nominate two (2) representatives of shareholders to participate in counting the votes and scrutineering. If the shareholder has associate relationship with the matters to be examined and resolved, the relevant shareholders or proxies shall not participate in counting or scrutineering the voting of the resolution.

When the shareholders’ general meeting is voting on the motion(s) proposed, the lawyer(s), the representative(s) of shareholders and the representative(s) of supervisors shall be responsible for counting and scrutineering the votes of resolutions together.

The shareholder or his proxy voting through network or other means is entitled to verify their votes of resolution through the corresponding voting system.

Article 70 The voting at the on-site shareholders’ general meeting shall not end earlier than the voting through network or other means. The person presiding at the meeting shall announce the voting situations and results for each resolution proposed, and whether the resolution has been passed by voting or not.

Before the formal public announcement of the voting results, the Company, the votes counting person, the scrutineer, the major shareholders, the network service party and any other relevant parties shall keep the voting results confidential.

Chapter 9 Special Procedures for Approval by Different

Classes of Shareholders

Article 71 Shareholders who hold different classes of shares are class shareholders.

Article 72 Rights conferred on any class of shareholders may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Articles 75 to 78.

Article 73 The following circumstances shall be deemed to be variation or abrogation of the rights attaching to a particular class of shares:

(1)	to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting or equity rights or privileges equal or superior to those of shares of that class;

(2)	to exchange all or part of the shares of that class for shares of another class, to exchange or to create a right in exchange of all or part of the shares of another class for shares of that class;

(3)	to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

(4)	to reduce or remove preferential rights attached to shares of that class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

(5)	to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of that class;

(6)	to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of that class;

(7)	to create a new class of shares having voting or equity rights or privileges equal or superior to those of the shares of that class;

(8)	to restrict the transfer or ownership of shares of that class or to increase the types of restrictions attaching thereto;

(9)	to allot and issue rights to subscribe for, or to convert the existing shares into, shares in the Company of that class or another class;

(10)	to increase the rights or privileges of shares of another class;

(11)	to restructure the Company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders;

(12)	to vary or abrogate the provisions of this Chapter.

Article 74 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 73, but interested shareholder(s) shall not be entitled to vote at such class meetings.

Article 75 Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote thereat.

Article 76 Notice of class meetings need only be served on shareholders entitled to vote thereat.

Class meetings shall be conducted in a manner which is as similar as possible to that of shareholders’ general meetings. The provisions of the Company’s articles of association relating to the manner for the conduct of shareholders’ general meetings are also applicable to class meetings.

Article 77 Apart from the holders of other classes of shares, the holders of the domestic shares and holders of overseas-listed foreign-invested shares shall be deemed to be holders of different classes of shares.

Article 78 The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(1)	where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve (12) months, not more than 20% of each of its existing issued domestic Shares and overseas-listed foreign-invested shares; or

(2)	where the Company’s plan to issue domestic shares and overseas-listed foreign-invested shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the State Council’s securities authorities.

Chapter 10 Disclosure of Resolutions of Shareholders’

General Meetings

Article 79 The resolution of the general meeting passed by votes in a shareholder’s general meeting shall be signed by the directors, the supervisors and the secretaries of the board of directors of the Company attending the meeting for confirmation.

Article 80 Trading of the Company’s shares shall be suspended when a shareholder’s general meeting is in progress. The board of directors and other convener(s) shall ensure that the shareholders’ general meeting will be held uninterruptedly within reasonable working hours until a final resolution is passed. If the shareholders’ general meeting cannot be held or no resolution is passed therein due to force majeure or any other exceptional reasons, the board of directors and other convener(s) shall make explanation to the Stock Exchange concerned and make a public announcement. The board of directors and other convener(s) shall take necessary measures to convene the shareholders’ general meeting as soon as possible.

Article 81 On the day when the shareholders’ general meeting ends, the Company shall submit the resolutions passed, public announcement of resolutions, legal opinions of attesting solicitor to the Shanghai Stock Exchange and the Stock Exchange of Hong Kong. Upon examination by the relevant stock exchanges, the Company shall issue the public announcement of resolutions in national and overseas newspapers the next business day.

Article 82 Disclosure of resolutions of shareholders’ general meetings shall be carried out concurrently both locally and in overseas where the Company’s shares are listed. Public announcement of resolutions of shareholders’ general meetings shall be issued in at least one (1) local newspaper designated by the CSRC in Chinese; such announcement shall also be in issued in a Hong Kong newspaper in both Chinese and English.

Article 83 The resolution of a shareholders’ general meeting shall be publicly announced in time and the public announcement shall include the numbers of shareholders (and proxies) attending the meeting, the total numbers of voting shares held by them, their proportion to the total voting shares of the Company, the means of votes, the result of every motion and details of every resolution passed.

The Company shall take the statistics and announce the situation of the attendance and voting of holders of domestic shares and of foreign shares separately.

Article 84 If a general meeting is convened to consider and approve any of the five issues set out in Article 9 of these Rules, the public announcement of the resolutions of the shareholder’s general meeting shall set out the number of the public shareholders voting at the meeting, the shares held by them and their proportion to the total number of public shares of the Company, the result of their votes as well as the shareholding of the top ten largest public shareholders and the voting result of their votes.

Article 85 If the proposed resolution is not passed or resolution passed in previous meetings is amended in the shareholder’s general meeting, relevant special statements shall be made in the announcement of the resolution of the shareholder’s general meeting.

Article 86 If a proposed resolution concerning cash distribution, bonus issue, and capital reserve capitalisation has been passed at the shareholders’ general meeting, the Company shall implement a specific scheme within two (2) months after the closing date of the shareholders’ general meeting.

Chapter 11 Minutes of Shareholders’ General Meetings

Article 87 The secretary of the board of directors shall be responsible for the minutes of the meeting, which shall include the following contents:

(1)	date, venue, agenda of the meeting and the name or title of the convener;

(2)	name of the person presiding at the meeting, the directors, the supervisors and the senior management attending the meeting as non-voting delegates or otherwise;

(3)	number of shareholders and proxies attending the meeting, the total number of voting shares held and the proportion of their total voting shares to the Company’s total shares;

(4)	proceedings, main points raised and voting result on every motion proposed to be examined;

(5)	shareholders’ comments and suggestions as well as the corresponding replies and explanations;

(6)	names of the solicitor, votes counting person, and scrutineer;

(7)	other contents required to be included in the minutes by the Company’s Articles of association.”

The directors, supervisors, secretary to the board of directors, convener or his representative, and the person presiding at the meeting shall sign on the minutes, and ensure the truthfulness, accuracy and completeness of the contents of the minutes. The minutes shall be filed as records together with the signature book signed by shareholders attending the meeting, the proxies’ power of attorney, and other effective voting data by way of network or other means, and be kept for at least ten (10) years.

Article 88 Copies of the minutes of meeting shall be open for free inspection during the business hours of the Company by any shareholder. If a shareholder demands from the Company a copy of such minutes, the Company shall send a copy to him within seven (7) days of the receipt of reasonable charges.

Chapter 12 Supplementary Provisions

Article 89 These Rules will take effect on the date when they are passed by the shareholders’ general meeting of the Company.

Article 90 Where these Rules are in conflict with any of the promulgated laws, regulations, local listing rules and the articles and association of the Company, the relevant laws, regulations, rules and articles shall be complied with.

Article 91 The words herein of “more” and “within” include the figure itself; while the words of “exceeding” exclude the figure itself.

Article 92 These Rules shall be interpreted by the board of directors of the Company.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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